2024 REPORT

PromoTix, Inc


PROMOTIX
THE POWER TO HOLD SUCCESSFUL EVENTS

LETTER

Dear investors,

PromoTix accomplished several of it's main initiatives this year including launching several new features while expanding into new markets with new currencies. We also began our M&A strategy to accelerate our growth and are hoping to close our first deal in 2025. We landed our largest client to date, the Allstar World Championship Cheerleading organization which has seen around 80,000 in attendance, running all of their events in 2024 as well as this year in 2025 flawlessly, with a commitment to 2026.

We need your help!

We're now looking to raise $4.5M in debt from the capital markets to acquire another ticketing company we currently have under an LOI, which will generate $1.8M in EBITDA for PromoTix annually from the start. With a fairly simple change in the fulfillment model (based on live tests we've done) and after

efficiencies are realized, we believe we can increase this to an annual $3.5M-$4M in EBITDA within the first 45-60 days post acquisition. This is massive value creation and is the most important thing we can accomplish this year as we begin our M&A strategy. If you have any introductions to private and direct lenders or venture firms to help us get the deal done, please make a formal introduction to our CEO via email: Will Royall (will@promotix.com).

Sincerely,

William Royall

CEO

How did we do this year?

REPORT CARD



☺ The Good

We continue to hit records, both in transaction volume, fee revenue, and user growth on the platform.

We started our M&A strategy with the intention to accelerate growth and reach our 5 year goal of $25M EBITDA more quickly.

We officially started PromoTix University, a podcast and free curriculum for event creators to learn how to host successful events.

☹ The Bad

In an effort to ensure quality, our QA team has been slow to test and ship new features. We recently expanded the team to help.

We realized our platform growth was starting to strain our current server environment. We've recently hired a new dev ops expert.

New features are taking a while to ship into production. We will redesign our development process to allow for faster deployments.

2024 At a Glance

January 1 to December 31



$675,205 [3%]
Revenue



-$49,012
Net Loss



$72,633 [59%]
Short Term Debt



$75,000
Raised in 2024



$150,370
Cash on Hand
As of 04/30/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$693,244
-$175,330
$675,205
-$49,012
2023
2024

Net Margin: -7% Gross Margin: 94% Return on Assets: -20% Earnings per Share: -$0.01

Revenue per Employee: $84,401 Cash to Assets: 71% Revenue to Receivables: ~ Debt Ratio: 921%

PromoTix_Inc_-_Financial_Statements___Review_Report_-_Final_Executed.pdf

PromoTix_Inc_2024_GAAP_Template_Financial_Report.docx.pdf

We Our 141 Investors

We ❤ Our 141 Investors

Thank You For Believing In Us

Martin Horansky
Shaun Weaver
Kevin Fulmer
Roderick Herron
Jason Coito
Drew Thomas
Luke Henry
Christopher Dymek
Joseph Vizzarri
Anna Winters
JD Gu
Michel Cisneros
Anne Marie Oriakhi
Rene Hoferichter
Fletcher Evan Wells
Nicola Lopes Da Cruz
Chris Royall
Wes Bush
Julia Barry
Maciej Rumprecht
Franz Coreth

Bryian Tan
Jacob Severn
Grigore B. Hreniuc
Md Pham
Darren Fong
Tia Terlaje
Arul Thiyagarajan...
Deryl Zimmerer
Moonshot DisruptX
Homer Hanna
Brian Stephensonn
Mathias Blot
Sarah Montgomery-Foglia
Joe Hallissey
Tiffany Herrera
Daniel Zambrana
Valarie Grube
Fred Bohman
Isleifur Thorhallsson
Brandon Copeland
Brandon Beck

David Hudson
Mirko Turrina
Kenneth Stewart, D.O.
Joseph Francis
Gia Gates Henry
Maltese Fan
Thomas Bain
Christy Shelton
Mike Hadjimichael
Travis Meinholz
William Hock
A J
Daniel Owen
David Crush
Ar Raheem Muhammad
Diane Keller
Charles Phillips
Tariq Jawad
Kirk Chewning
Dylan Smith
Franco Parente

Tom Wright
Rachel Baygboe...
Sándor Mándoki
Ben Arnold
Jerry Ross
Muriel Gay Maloney
Cynthia L Sullivan
Edmund T. Mudge, IV
Brian Andrews
Oscar Rodriguez
Juberta Juberta
Diane Keller
Marilyn Palughi-Benjamin
Shiny Liu
Michael Daurio
Myles Schulze
Trevor Bushey
Alok Viishwakarma
Kevin Hensley
P E
Scott Theiring

George Simons
Anup Mathur
Pramod Rustagi
Michael Worley
Antonio Ferranti
Laurie Fivecoat
David A. Johnson
Max Dicce
M.K. Bretsch
Stephanie Portnall
Patrick Daum
Albert Peasley
Kaleb Belcher
Abelardo Garcia Jr.
Kevin Venardos
Oscar Voigt
Victor Visco
Buddy Kuhn
Eric Sonnier
Aaron K
Tyler Stilson

Barbara Ann Inman
Marvin Schuldiner
Tony Mauk
Ryan George
Gregory Hizer
Yvette Graves
M Roth
Adam Alden
Dean Newhart
Martin Beard-Coles
Vanessa Raper
Yiğit Uyan
Anthony F Marchio
Dennis Billings
Jake Krajewski (Brain...
Sebastian Schulze
Jay McNichols
Kathleen DeGroot
Cade Joiner
Bharat Patel
John Andrews

Thank You!

From the PromoTix, Inc Team



William Royall

CEO

Will has scaled multiple startups to over $10M in sales in the first 2 years of their inception, and scaled companies to over $60M in sales. He has had 3 previous successful startup company exits.



Sebastian Schulze

COO

Sebastian has successfully onboarded more than 22,895 event creators onto PromoTix in the first 24 months. He manages our client success team combating user churn, and relays and...



Sean Cullinan

CTO

Sean has created multiple software companies as a founder and as chief technical officer of US Viking, developed the Associated Press's…



David Johnson

Board of Advisors - PromoTix Lead Investor

Founder of multiple financial services companies and successful investor. David specializes in sophisticated risk management modeling, financial…



Allen Nance

Board of Advisors - Chief Investment Officer

Allen Nance is Founder and Chief Investment Officer of Southern Equity, a private family office direct investment platform.



David Thompson

Board of Advisors - Technology Advisor

David is a software entrepreneur who has developed 3 successful technology oriented companies over the past 22 years all with successful…



Eric Sonier

Board of Advisors - Economic Development Programs

Eric is the RT Park Director for Accelerate VI, a tech incubator in the USVI. Eric helps PromoTix maintain its 90% federal tax break as part of the…



Ratan Srivastava

Board of Advisors - Product Engineering

Ratan has over 17 years of experience in the IT industry and is Founder and Chairman of KSolves India, which employs more than 450…

Details

The Board of Directors

Director	Occupation	Joined
William R Royall Jr	CEO @ PromoTix	2019

Officers

Officer	Title	Joined
William R Royall Jr	President/CEO/CFO	2019
Sean Cullinan	CTO	2019
Sebastian Schulze	VP/COO/Secretary	2019

Voting Power ❓

Holder	Securities Held	Voting Power
William R Royall Jr	5,000,000 Common Stock	88.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2019	$30,000	Safe	Section 4(a)(2)
09/2019	$50,000	Safe	Section 4(a)(2)
03/2020	$75,000	Safe	Section 4(a)(2)
06/2020	$250,000	Safe	Section 4(a)(2)
08/2020	$25,000	Safe	Section 4(a)(2)
09/2020	$25,000	Safe	Section 4(a)(2)
03/2021	$200,000	Safe	Section 4(a)(2)
06/2021	$200,000	Safe	Section 4(a)(2)
08/2021	$350,000	Safe	Section 4(a)(2)
11/2021	$49,577		Section 4(a)(2)
11/2021	$90,493		Section 4(a)(2)
03/2022	$175,000	Safe	Section 4(a)(2)
05/2022	$175,000	Safe	Section 4(a)(2)
01/2023	$50,000	Safe	Section 4(a)(2)
01/2023	$150,000	Safe	Section 4(a)(2)
05/2023	$1,000,000		Section 4(a)(2)
05/2023	$180,000		Section 4(a)(2)
03/2024	$25,000	Safe	Section 4(a)(2)

09/2024	$50,000	Safe	Section 4(a)(2)
04/2025	$116,986		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Amanda Cosenza ❓	11/02/2021	$49,577	$44,094 ❓	1.86%	12/01/2031	Yes
Leah Simons ❓	11/02/2021	$90,493	$80,485 ❓	1.86%	12/01/2031	Yes
Select Financial ❓	05/19/2023	$1,000,000	$131,547 ❓	15.33%	05/19/2025	
Select Financial ❓	05/29/2023	$180,000	$0 ❓	15.0%	05/29/2025	

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	5,650,927	Yes

Warrants:	0
Options:	349

Form C Risks:

Risks of a mass pandemic, or government closure of event based businesses, could greatly affect projections and revenues generated by PromoTix.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Platform operational uptime is dependent currently on Amazon's AWS infrastructure. Should Amazon AWS have major issues, the PromoTix app may not be available for customer use.

PromoTix has multiple payment providers, but the majority of all PromoTix customers are using Stripe to process payments. Should Stripe suffer catastrophic loss or downtime, payments on PromoTix may not be able to be processed.

As with all online cloud based software products, and regardless of all security measures taken, the risk of a data

As with all online cloud based software products, and regardless of all security measures taken, the risk of a data breach of personal customer information exists.

PromoTix's software may contain bugs or errors live in production that were missed by the QA team. In most cases any bugs missed in quality control during development are reported by customers and fixed quickly without major issue.

Sean Cullinan is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust  created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PromoTix, Inc.

Virgin Island Corporation
Organized December 2019
8 employees

9004 ESTATE VISTA CONCORDIA

Christiansted VI 00820 https://promotix.com

Business Description

Refer to the PromoTix, Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PromoTix, Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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